

February 14, 2012

<u>Via E-mail</u>
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

      Re: BFC Financial Corporation
              Annual Report on Form 10-K for the fiscal year ended December 31, 2010
              Filed April 8, 2011
              File No. 001-09071

Dear Mr. Levan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathryn McHale

                            Kathryn McHale
                            Senior Attorney

cc: <u>Via E-mail</u>
        John K. Grelle
        Alison W. Miller, Esq.